Exhibit 99.1

GREENBROOK TMS REPORTS Second quarter operational and FINANCIAL RESULTS

August 14, 2023 – Toronto, Ontario – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced its second quarter 2023 (“Q2 2023”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

SECOND QUARTER 2023 OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Quarterly revenue increased by 29% to $18.3 million, up $4.1 million as compared to the second quarter of 2022 (“Q2 2022”). For the six-month period ended June 30, 2023 (“YTD 2023”) revenue increased by 40% to $38.3 million, up $11.0 million compared to the six-month period ended June 30, 2022 (“YTD 2022”). Increases in revenues were predominantly due to the acquisition of Success TMS in July 2022.

●	Quarterly revenue proved resilient at approximately 87% of the total quarterly revenue achieved in the fourth quarter of 2022 (“Q4 2022”), despite the closure of 50 treatment centers in connection with the Company’s previously-announced comprehensive restructuring plan (the “Restructuring Plan”) and a significantly reduced marketing spend (marketing spend in Q2 2023 represented less than 10% of marketing spend in Q4 2022).

●	As a result of the Restructuring Plan, the Company eliminated approximately $21 million of annualized costs from the business to date. We believe the Company is on track to achieve its previously-announced target of $22 million to $25 million in cost reductions once the Restructuring Plan is fully implemented.

●	Loss for the period and comprehensive loss increased by 68% in Q2 2023 to $12.3 million, up $5.0 million as compared to Q2 2022 and increased by 41% to $21.6 million for YTD 2023, up $6.2 million as compared to YTD 2022.

●	The Company continued its roll-out of its Spravato® (esketamine nasal spray) offering at select treatment centers to diversify its offering to patients. As of the date of this press release, the Company has expanded its Spravato® offering to 50 treatment centers. We expect to have 70-80 treatment centers offering Spravato® through an accelerated roll-out by the end of Fiscal 2023.

●	The Company began a pilot to roll-out the facilitation of medication management at selection treatment centers. We believe this program will allow us to reach patients earlier in their treatment journey, develop an internal patient pipeline for TMS and Spravato®, while also further optimizing marketing costs.

●	With the recent financing transactions entered into subsequent to Q2 2023, the Company has enhanced its liquidity position and secured access to further capital to continue to execute on its Restructuring Plan and with the objective of achieving sustainable profitability.

Bill Leonard, President and Chief Executive Officer of Greenbrook, commented:

“The execution of our Restructuring Plan continues to yield positive results including entity-wide regional operating income and we believe that we are well-positioned to continue to reduce the business cost structure sufficiently to operate profitably. Quarterly revenue in Q2 2023 was impacted by liquidity constraints prohibiting any meaningful investment in marketing to effectively generate an adequate patient pipeline. We are, however, encouraged by our current base level of post-Restructuring Plan quarterly revenue, which we intend to build on through marketing investment, acceleration of the Spravato® Program and roll-out of medication management as we have now strengthened our balance sheet through recent financing transactions including with our supportive insiders and lender. As we continue to implement the Restructuring Plan, we believe that mental health remains a key focus in the United States and the unmet demand for treatment remains at an all-time high. We continue to offer innovative solutions for this unmet need and our leadership position and nationwide footprint continues to serve as a valuable platform to bring the needed help to patients struggling with depression.”

SELECTED SECOND QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (unaudited)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Total revenue	18,346,799	14,210,309	38,254,850	27,275,455
Regional operating income (loss)	237,003	(71,075)	966,053	(1,109,124)
Loss before income taxes	(12,320,416)	(7,352,528)	(21,604,979)	(15,357,487)
Loss for the year and comprehensive loss	(12,320,416)	(7,352,528)	(21,604,979)	(15,357,487)
Loss attributable to the common shareholders of Greenbrook	(12,259,994)	(7,347,849)	(21,491,876)	(15,185,832)
Net loss per share (basic and diluted)	(0.30)	(0.41)	(0.60)	(0.85)

Note:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

Selected Operating Results

	As at June 30,		As at December 31,
(unaudited)	2023	2022	2022
Number of active Treatment Centers(1)	133	144	183
Number of Treatment Centers-in-development(2)	–	–	–
Total Treatment Centers	133	144	183
Number of management regions	17	13	18
Number of TMS Devices installed	341	234	345
Number of regional personnel	400	328	495
Number of shared-services / corporate personnel(3)	84	66	134
Number of providers(4)	202	164	225
Number of consultations performed(5)	17,899	7,818	27,831
Number of patient starts(5)	5,501	3,626	9,253
Number of Treatments performed(5)	174,388	121,105	312,940
Average revenue per Treatment(5)	$219	$225	$221

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable Treatment services during the applicable period.

(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Number of providers represents clinician partners that are involved in the provision of Treatment services from our Treatment Centers.

(5)	Figure calculated for the applicable year or period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (the “Q2 2023 MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2023 and 2022. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Second Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on August 15, 2023 to discuss the financial results for Q2 2023.

Toll Free North America: 1-888-396-8049

Toronto: 416-764-8646

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website and www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 133 Company-operated Treatment Centers (following completion of the Restructuring Plan), Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than 1.2 million treatments to over 38,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including, but not limited to, information with respect to the Company’s future financial or operating performance, the Company’s expectations regarding the impact of the Restructuring Plan on our business, and the continued roll-out of the Spravato® and medication management offering at additional treatment centers and its potential to enhance profit margins and diversify total revenue, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs and debt obligations; prolonged decline in the price of the Common Shares reducing the Company’s ability to raise capital; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; including as a result of an unfavorable decision in respect of the litigation with Benjamin Klein; risks related to the ability to continue to negotiate amendments to the Company’s credit facility to prevent a default; risks relating to the Company’s ability to deliver and execute on the Restructuring Plan and the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics Inc.), or at all; risks relating to maintaining an active, liquid and orderly trading market for Common Shares as a result of the Company’s potential inability to regain compliance with the Nasdaq Stock Market’s listing rules; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; inability to achieve or sustain profitability in the future; inability to secure additional financing to fund losses from operations and satisfy the Company’s debt obligations; risks relating to strategic alternatives, including restructuring or refinancing of the Company’s debt, seeking additional debt or equity capital, reducing or delaying the Company’s business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining bankruptcy protection, and the terms, value and timing of any transaction resulting from that process; claims made by or against the Company, which may be resolved unfavorably to us; risks relating to the Company’s dependence on Neuronetics Inc. as its exclusive supplier of TMS devices. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedarplus.ca and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Selected Consolidated Financial Information

(US$) (unaudited)	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Total revenue	18,346,799	14,210,309	38,254,850	27,275,455
Direct center and patient care costs	11,281,818	7,645,662	22,945,186	14,986,158
Regional employee compensation	4,107,321	3,361,426	8,772,966	6,836,977
Regional marketing expenses	403,548	1,687,736	816,601	3,404,900
Depreciation	2,317,109	1,586,560	4,754,044	3,156,544
Total direct center and regional costs	18,109,796	14,281,384	37,288,797	28,384,579
Regional operating income (loss)	237,003	(71,075)	966,053	(1,109,124)
Center development costs	105,871	186,708	218,062	346,154
Corporate employee compensation	4,109,639	3,437,683	8,250,728	7,055,544
Corporate marketing expenses	25,945	89,617	31,267	224,570
Other corporate, general and administrative expenses	3,648,051	2,085,317	5,357,196	3,456,121
Share-based compensation	513,782	63,882	576,730	313,204
Amortization	343,252	207,500	686,505	415,000
Interest expense	3,810,935	1,220,689	7,450,645	2,450,000
Interest income	(56)	(9,943)	(101)	(12,230)
Loss before income taxes	(12,320,416)	(7,352,528)	(21,604,979)	(15,357,487)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(12,320,416)	(7,352,528)	(21,604,979)	(15,357,487)
Loss attributable to non-controlling interest	(60,422)	(4,679)	(113,103)	(171,655)
Loss attributable to the common shareholders of Greenbrook	(12,259,994)	(7,347,849)	(21,491,876)	(15,185,832)
Net loss per share (basic and diluted)	(0.30)	(0.41)	(0.60)	(0.85)

(unaudited) (US$)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Revenue	18,346,799	19,908,051	21,076,886	20,752,105	14,210,309	13,065,146	14,047,452	13,130,245
Regional operating income (loss)	237,003	729,050	(141,846)	(849,472)	(71,075)	(1,038,049)	43,741	249,057
Net loss attributable to common shareholders of Greenbrook	(12,259,994)	(9,231,882)	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)
Net loss per share – Basic	(0.30)	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)
Net loss per share – Diluted	(0.30)	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)